

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

Via E-mail
Michael D. Weiner
Executive Vice President and Chief Legal Officer
Ares Management GP LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

> **Re: Ares Management, L.P.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 10, 2014**
> **CIK No. 0001176948**

Dear Mr. Weiner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with a copy of all graphic materials or artwork you intend to include in

your prospectus. We may have comments, which you should address before printing your preliminary prospectus for distribution.

3.   The Division of Investment Management is currently reviewing your draft registration statement. Upon the completion of their review, we may have additional comments.

4.   We note your comparative statements about your position in the industry. For example:

- "Ares is a leading global alternative asset manager…;"

- "We are one of the top ten bank loan institutional managers…;"

- "We believe each of our four distinct but complementary investment groups is a market leader…;"

- "We are one of the most consistent private equity managers in the United States…;"

- "Our tradable Credit Group is a leading participant in the tradable, non-investment grade corporate credit markets…;" and

- "Our Direct Lending Group is one of the largest self-originating direct lenders to the U.S. and European markets …"

Please provide the bases for these statements and similar statements regarding your competitive position or advantages over your competitors.

Cover Page

5.   Please identify the lead or managing underwriters and indicate the nature of the underwriting arrangements.

Table of Contents

6.   We note your statement that the offering and sale of your securities in certain jurisdictions may be restricted by law. Please expand this discussion to identify the jurisdictions and the restrictions that potential investors need to be aware of.

Prospectus Summary

Ares, page 1

7.   We note your statement that assets under management and total management fees have achieved annual growth rates of 31% and 33%, respectively. If you experienced any years in which the assets under management and/or total management fees decreased,

please expand your disclosures to clarify that you experienced losses in some years and quantify these decreases.

Combined Segment Data, page 4

8.   We note your presentation of segment revenues, performance related earnings, ENI and distributable earnings. Please balance these disclosures with your most directly related financial measures calculated in accordance with GAAP. Refer to Item 10(e)(1)(i) of Regulation S-K. Also, if you intend to include four years of combined segment data in your next amendment, revise your registration statement elsewhere (e.g. summary historical financial and other data on page 23, and selected financial data on page 103, etc.) to include four years of financial information for consistent presentation.

Stable Earnings Model, page 5

9.   Your disclosure relating to your stable earnings model implies that other alternative asset managers do not manage significant portions of long term capital; do not generate a significant portion of the revenue from management fees; do not have a diverse capital base and do not have a majority of their performance fees linked to credit investment strategies.   Please provide the basis for your belief that other alternative asset managers' strategies do not include these elements. Similarly provide the basis for your statement that a significant portion of your professional compensation is in the form of performance fees, relative to your peers.

Risk Factors, page 37

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act…, page 63

10.   Please expand your disclosure to describe how your internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404.

Market and Industry Data and Forecasts, page 79

11.   Statements that you have not verified information obtained through independent sources appear to disclaim responsibility for information included in your registration statement. Please delete these statements.

Use of Proceeds, page 87

12.   Please quantify the expected amount of the cash distribution to your existing owners.

Capitalization, page 91

13.   Please expand your table to present your reorganization, offering adjustments, and any other material transactions, in separate columns.

Unaudited Pro Forma Consolidated Financial Data, page 94

14.   We note your disclosure on page 95 that your unaudited pro forma consolidated financial data does not reflect the impact of the tax receivable agreement (TRA) you have entered into with TRA Recipients. Please tell us what consideration you gave to conclude that no pro forma adjustment of this transaction is necessary. If certain information necessary to calculate the financial statement impact of the TRA is currently not determinable, disclose how you intend to account for the terms of the TRA once the holders of Ares Operating Group Units exchange their Ares Operating Group Units for Ares Management, L.P. common units.

15.   Please revise your pro forma statement of financial condition (page 96) and statements of operations (pages 98 and 99) to disaggregate your reorganization and offering adjustments and present such information in separate columns.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition, page 97

Note (b), page 97

16.   We note your adjustment to reclassify from redeemable interests in AHI and consolidated subsidiaries and from controlling interests in equity of AHI and consolidated subsidiaries to non-controlling interest in Ares Operating Group related to the Ares Operating Group Units to be held directly by APMC and certain limited partners following the Reorganization. Please expand your note to disclose how the pro forma balance of non-controlling interest was derived.

Note (e), page 97

17.   We note your intention to make a distribution to your existing owners at the time of the reorganization and offering. We also note from page 81 that a portion of this cash distribution will be related to your previously undistributed earnings. Please expand your disclosure to discuss how this amount of distribution will be determined and whether it will be made from available cash-on-hand or from offering proceeds. Tell us what consideration you gave to SAB Topic 1:B.3 in regards to providing pro forma per share data regarding these distributions.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations, page 100

18.   We note from your disclosure on page 114 that all payments made to your senior partners were accounted for as distributions on the equity held by such partners rather than as employee compensation. Please address the need to provide a pro forma adjustment to reflect the changes in accounting for payments to senior partners as compensation expense.

19.   As a related matter, please address the need to provide a pro forma adjustment to reflect compensation expense for any distribution of previously undistributed earnings to your employee-partners.

20.   We note your intention to use a portion of the proceeds from this offering to repay your outstanding indebtedness under the Credit Facility and your pro forma balance sheet adjustment for this redemption. Please address the need to provide a pro forma adjustment to reflect the decrease in interest expense associated with repayment of the amount outstanding under the Credit Facility and any expenses relating to debt extinguishment and/or other debt financing expenses.

Reorganization and Offering Adjustments, page 100

Note (g), page 100

21.   We note adjustment (1) as it relates to compensation expense to be recognized as a result of the accelerated vesting for the unvested portion of certain existing interested held by APMC at the time of recapitalization into Ares Operating group Units. It is not clear how you determined this adjustment is consistent with Article 11 of Regulation S-X considering this nonrecurring charge is not expected to have a continuing impact on your statement of operations. Please revise here and within your unaudited condensed combined and consolidated pro forma statements of operations to remove such adjustment.

Note (j), page 101

22.   We note from your disclosure on page F-82 that in July 2013, AI and AH, each issued non-voting, mandatorily convertible preferred Class D units to Alleghany Insurance Holdings LLC in exchange for $250 million and that these units are mandatorily convertible into common equity upon the completion of a qualified IPO. Please tell us how you considered this transaction in your calculation of pro forma net income per common unit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 106

Fee Earning Assets Under Management, page 112

23.   Please revise to provide a roll forward of fee earning assets under management (AUM). Separately present and discuss each significant component, including (but not limited to) the following:

      • Changes due to market appreciation/(depreciation);

      • Changes due to redemptions;

      • Changes in capital commitments; and

      • Changes in the collateral balances in CLOs.

24.   Please provide a reasonably detailed discussion of your roll forward of fee-earning AUM to help readers understand the impact that such performance/activity had on your results of operations and cash flows. Your discussion should include a comprehensive analysis of each of the significant components in your roll forward for each period presented on a consolidated basis as well as by segment, including market appreciation/(depreciation). Please ensure your discussion addresses material contributions or capital commitments, distributions, redemptions and market appreciation/(depreciation), including the identification and quantification of the material underlying sources that drove those activities.

25.   Please disclose the average AUM balance during each period presented.

Overview of Combined and Consolidated Results of Operations, page 113

Revenues, page 113

26.   To the extent materially different, describe and quantify the ranges of management fees and performance fee terms by segment. Please also disclose the specific terms of any individual management or performance fee arrangement that are material to an understanding of historical or future results of operations or cash flows. Terms should be disclosed in enough detail to allow a reader to have a reasonable understanding of the impact such arrangements had or may have on results of operations and cash flows, on a consolidated and segment basis.

27.   Please provide a discussion about the recognition of management fees and performance fees to address the following:

- The measurement periods for fees (monthly, quarterly, annual);

- When amounts are paid;

- The types of situations which require repayment of amounts received;

- The amount of performance fees recognized, but still subject to clawback;

- The amount of performance fees recognized, but still subject to clawback, that have been distributed;

- The amount of performance fees reversed each period presented on a consolidated basis as well as by segment;

- Quantify the existence of any material "high water marks" whereby you will not earn incentive fees even if the fund has positive returns until it surpasses the previous high water mark; and

- If any individual fund had a material impact on segment management or performance fees for any period presented, or if any individual investment fund makes up a material amount of segment AUM for any period presented, the above information should also be provided for that individual fund.

Management Fees, page 113

28.   We note your disclosure that ARCC's quarterly performance fees are equal to 20.0% of its pre-incentive fee income and are classified as management fees. Please expand your disclosure to discuss whether these performance fees are based on ARCC's performance exceeding certain hurdles or benchmarks. In addition, disclose, if accurate, that these performance fess are not subject to clawback.

Expenses, page 114

Compensation and Benefits, page 114

29.   Please expand your discussion to disclose that upon the effectiveness of this offering you will account for compensation to your senior partners as an expense and that you have reflected the related adjustment in your pro forma financial statements.

Non-Controlling Interests in Consolidated Funds, page 116

30.   Please disclose your policy concerning redemptions rights of the investors in your funds. It may be appropriate to provide such disclosures by type of investment, segment, or an individual investment fund, if material. For example, disclose whether shareholders of

funds are required to give advance notice prior to redemption and if so, the extent of notice required. Disclose whether you have suspended redemption requests for any material fund(s). Provide an explanation for any suspensions and when you expect to lift the suspension.

Results of Operations, page 116

Combined and Consolidated Results of Operations, page 116

31.   To the extent material to an understanding of your consolidated or segment results of operations, provide the following expanded disclosures:

- Discuss if and how changes in the investment strategies of your AUM have impacted your results;

- Discuss if and how changes in the investment concentrations of your AUM have impacted your results;

- Quantify performance fees earned by type of individual investment fund. Discuss any increase/decrease in fees due to meeting performance targets and/or realization events from period to period. Discuss and quantify any reversals of incentive/performance fees during the period. Discuss and quantify any other factors affecting performance fees. It may also be necessary to provide a detailed discussion of the funds' underlying investments to fully explain; and

- Discuss any trends that will materially affect future results of operations. These should be discussed in an appropriately balanced manner, such that readers can have an understanding of the probable future impact of the performance and activity by segment or any individual investment fund.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 117

Expenses, page 118

Compensation and Benefits, page 118

32.   Considering the significance of your compensation and benefits expense, please expand your discussion (at both the consolidated and segment level) to also discuss changes in total compensation and benefits expense as a percentage of revenues.

33.   We note that all payments made to your senior partners are accounted for as distributions on the equity rather than as employee compensation. Please expand your disclosure to discuss what the compensation and benefits, as well as performance fee compensation, would have been for the period presented had the compensation attributable to senior

partners been treated as compensation expense.

Performance Fee Compensation, page 118

34.   We note your disclosure that the decrease in performance fee compensation directly
        correlated with change in performance fees. However, we note that performance fees
        increased 6.2% for the nine months ended September 30, 2013 compared to the nine
        months ended September 30, 2012 while performance fee compensation decreased by
        47.2% for the same period. Please revise your disclosure to more clearly discuss the
        reasons for the decrease in the performance fee compensation during the period
        presented.

Other Income (Loss), page 119

35.   We note your disclosure of the significant changes in the your consolidated funds that
        contributed to the decrease in your other income from the nine months ended September
        30, 2013 compared to the nine months ended September 30, 2012. Please enhance your
        discussion and analysis of the investment activities generating these amounts to allow
        investors to understand the material factors affecting the amounts recognized, realized
        and unrealized, and any material uncertainties or trends that may impact future results. In
        this regard, also discuss the gross realized gains, gross realized losses, gross unrealized
        gains, gross unrealized losses, gross unrealized gains reversed, and unrealized losses
        reversed. It may also be necessary to provide a detailed discussion of the funds and/or the
        funds' underlying investments to fully analyze the components of this line item. Refer to
        Item 303(a)(3) of Regulation S-K.

36.   Please expand your disclosures to explain the nature of the underlying income and
        expenses related to your CLOs.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011, page 120

37.   Please address the above comments related to your results of operations discussion for
        the nine months ended September 30, 2013 compared to the nine months ended
        September 30, 2012 in your discussion of results of operations for the years ended
        December 31, 2012 and December 31, 2011 compared to the years ended December 31,
        2011 and December 31, 2010, respectively.

Results of Operations by Segments, page 125

General

38.   Please identify significant investment funds for each segment. For those funds which
        materially impacted your segment revenues and economic net income (loss) for each
        period presented, please provide the following disclosures:

- A description of the underlying fund investment(s);

- A description of the overall strategy involved in the investment, including the timing, thresholds and significant assumptions involved in managing the investment;

- Fair value of the underlying investments, or individual investments material to an understanding of the fund performance;

- Internal rates of return; and

- Any other fund metrics that will provide additional meaningful information regarding your revenues recorded each period.

39.   Please expand your discussion and analysis of your performance fees for the periods presented to provide investors with a more comprehensive explanation of the funds that materially impacted your net performance fees or that you expect to materially impact your net performance fees in the near future. To the extent that a reduction in the amount of performance fees created in a fund has occurred during any of the periods presented, please disclose this fact along with the underlying reasons. Further, to the extent that a material difference has occurred between the amount of performance fees created and the actual performance fees received by the fund, please disclose this fact along with the underlying reasons for the differences.

40.   Please disclose and analyze the average percentage of management fees earned for each segment during each period presented with an explanation of any significant changes.

41.   Please ensure that you discuss each of the significant components of performance fee revenue recorded, such as fees realized and unrealized, for each period presented. Please also identify the specific funds the performance fees relate to. In a similar manner, you should discuss the specific funds for which you reversed performance fees during each period presented.

Tradable Credit Group, page 125

42.   Please explain that nature of "Management fees—one-time deferrals." Discuss any trends in this line item that may materially affect future results of operations for tradable credit group segment.

Direct Lending Group, page 131

43.   Please quantify the amount of quarterly performance fees on the investment income from ARCC that is included in the management fees of the Direct Lending Group for each period presented.

Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures, page 149

44.   On page 111, you have identified Economic Net Income, Fee related earnings, Distributable earnings and Performance related earnings as Non-GAAP Financial Measures. Please reconcile Fee related earnings and Distributable earnings to the most comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. In this regard, we note you reconcile economic net income to fee related earnings and fee related earnings to distributable earnings.

Liquidity and Capital Resources, page 151

Future Sources and Uses of Liquidity, page 153

45.   You state on page 155 that you are required to maintain minimum net capital balances for regulatory purposes in certain international jurisdictions in which you do business and for your subsidiary that operates as a broker-dealer and that these net capital requirements are met in part by retaining cash, cash-equivalents and investment securities. As a result, you may be restricted in your ability to transfer cash between different operating entities and jurisdictions. Please disclose whether your non-U.S. fee-generating businesses are subject to regulatory or contractual repatriation restrictions or requirements that also limit the ability to transfer cash between various international jurisdictions and the U.S. Revise your filing to disclose the amount of liquid assets that are restricted from transfer between different operating entities and jurisdictions.

Critical Accounting Policies, page 156

Fair Value Measurement, page 158

46.   Please expand the discussion of your critical accounting policy related to fair value measurements of your AUM. The following disclosures may be useful to investors:

- The portion of AUM in which you have a role in estimating fair value;

- The amount or percentage of AUM that are valued using (a) level I inputs, (b) level II inputs, and (c) level III inputs, as defined in ASC 820, including a description of the types of investments in each level; and

- A discussion of the potential risks and uncertainties associated with the fair value estimates of your AUM and how they may impact your results.

Contractual Obligations, Commitments and Contingencies, page 165

47.   Please include disclosure for the tax receivable agreement as part of your contractual

obligations table. To the extent that you are unable to estimate the payments and/or timing of the payments, please disclose these obligations as a footnote to the contractual obligations table.

Business, page 168

Investment Groups, page 169

48.   We note your disclosures relating to your investment groups outperforming various market indices in the years since inception. To the extent there were years where a group did not outperform the indices, please expand your disclosures to clarify.

Diverse and Growing Investor Base, page 177

49.   Please expand the textual disclosure to further describe your different AUM channels, including the types of investors contained within each channel.

Summary Compensation Table for Fiscal Year 2013, page 200

50.   With respect to "carried interest" allocations, do you plan to disclose these amounts prior to exiting the fund?

Our general partner's affiliates may compete with us, page 217

51.   We note that your partnership agreement will not prohibit your general partner's affiliates from competing with you. To the extent that any of your general partner's affiliates are currently engaged in a competing business or activities or has plans to engage in a competing business or activities, please expand your disclosures to identify the affiliate(s) and the businesses or activities that they are engaged in that compete with your business.

Material U.S. Tax Considerations, page 241

Taxation of Ares Management, L.P and the Ares Operating Group, page 242

52.   Please revise to provide counsel's opinion regarding the material aspects of Ares Management's tax treatment. Please note it is not sufficient to provide a description of the law by describing how partnerships are treated for tax purposes or to indicate that you will obtain a tax opinion in the future. To the extent that the opinion is subject to uncertainty, you may provide an opinion that you should be taxed as a partnership with an explanation of any doubts that exist relating to the tax treatment.

53.   Please provide a tax opinion with respect to Ares Real Estate Holdings LLC's treatment as a REIT or provide us with an analysis supporting your determination that its status as a REIT is not material to investors.

Financial Statements

Ares Holdings Inc. And Ares Investments LLC, page F-6

Notes to the Combined and Consolidated Financial Statements, page F-11

Note 2. Summary of Significant Accounting Policies, page F-11

Principals of Consolidation, page F-11

54.   We note your accounting policy disclosure beginning on page F-11 that discusses your consolidation policy in somewhat general terms but does not provide the reader with a sense of the specific types of funds with which you are involved and under which consolidation model your funds are evaluated. Please tell us, and expand your disclosures as applicable (here or within your critical accounting policies), to discuss the types of funds, besides CLOs, that are evaluated as VIEs versus VoIEs. In addition, explain the typical features of these funds and discuss how many of your funds (or investment entities) that are not determined to be VIEs are consolidated because you have not overcome the presumption of control (quantify the number of funds or investment entities, as well as the percentage of the total funds or investment entities).

Non-Controlling Interests in Consolidated Entities, page F-15

55.   We note your disclosure that non-controlling interests related to the funds that can be subject to redemption by investors have been presented as redeemable interests in consolidated funds within your Combined and Consolidated Statements of Financial Condition. Please expand your disclose to discuss the nature of the redeemable interests in AHI and consolidated subsidiaries disclosed within your Combined and Consolidated Statements of Financial Condition and how they differ from redeemable interest in consolidated funds.

Management Fees, page F-17

56.   Please disclose the significant terms of your management contractual agreements by addressing the following:

- Disclose the typical length of time of the management agreements;

- The range of management fees (e.g. rate or weighted average rate) for each segment, including CLOs; and

- The range of management fees earned during the investment period and in the period subsequent to it.

57.   We note your fees generated from ARCC are classified as management fees as they are paid quarterly, are predictable and are recurring in nature. However, we also note that fees generated from ARCC have a management component and a fee incentive component (as discussed in your risk factors on page 30 and elsewhere). Please explain to us in greater detail why it is not more appropriate to disaggregate the classification of such fees.

Note 5. Fair Value, page F-29

58.   We note you disclosure on page F-30 that based on your valuation methodology you classify your CLO investments and CLO loan obligations as Level 3. However, from the table on page F-32 it appears that majority of loans of consolidated funds are classified as Level 2. Please tell us, and revise your disclosure as necessary, how much of these loans are consolidated as part of your CLOs and how you determined that Level 2 classification is appropriate.

59.   We note that your investment disclosures starting on page F-24 (Note 4. Investments) are presented by geography and industry. Please revise your disclosure to apply the same level of detail (e.g., by industry) to your tabular disclosure of significant Level III inputs on page F-41, such that the valuation input ranges and weighted averages are also provided by industry.

60.   We note your disclosure on page F-41 of the range of significant unobservable inputs used in the fair value measurement of Level III investments. Given the range of assumptions, please revise your filing to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, or provide a qualitative discussion around the distribution within the range.

61.   We note that the fair values of certain Level III investment are determined using broker quotes and/or third-party pricing services. We also note your disclosures related to the valuation process for fair value measurements categorized within Level III, disclosed on page F-30. Please enhance your disclosure to address the following:

- Discuss the average number of broker quotes received and whether such quotes are binding or non-binding;

- Describe the process you undertake to validate the broker quotes received;

- Confirm the broker(s) quotes you receive provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and

- Discuss how frequently you adjust the pricing of any particular security you receive from the broker/third party pricing services.

62.   We note from your disclosure in note (1) to the summary of valuation techniques and quantitative information for your Level III instruments (on page F-41) that certain investments are valued based on recent transactions adjusted based on consideration of any changes in significant unobservable inputs. Please revise your disclosure to discuss the type of adjustments you make and the factors and information you consider when determining the appropriate adjustment to make.

63.   We note that the fair value for certain partnership interests and fixed income liabilities, as presented in the tables on pages F-40 and F-41, was estimated using net asset value. It is not clear to us where you have provided the minimum required disclosures of ASC 820-10-50-6A. Please advise or revise your disclosure as necessary.

Note 8. Redeemable Interests, page F-59

64.   To help reconcile the amounts presented in this note to the amounts reflected on your Combined and Consolidated Statement of Operations and Combined and Consolidated Statement of Changes in Equity, please separately disclose the net income attributable to non-controlling interests and redeemable non-controlling interests in consolidated funds. In addition, please separately disclose the comprehensive income (loss) attributable to redeemable non-controlling interests in consolidated funds.

Unaudited Condensed Combined Financial Statements – September 30, 2013 and 2012

65.   Please address the above comments, as applicable, to your interim financial statements for the Nine Months Ended September 30, 2013 and 2012.

Notes to the Combined and Consolidated Financial Statements, page F-94

Note 6. Derivative Financial Instruments, page F-116.

66.   We note you were required to adopt the guidance included in ASU 2011-11, "*Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*" as of January 1, 2013. However, we were unable to locate the required disclosures for offsetting financial instruments. Please advise or revise your disclosure as necessary.

Exhibits, page II-2

67.   We note that you intend to file "Form of Agreements" in lieu of your limited liability operating agreements, registration rights agreement, equity incentive plan, exchange agreement, tax receivable agreement, employment agreements and indemnification agreements. Please tell us when you expect to enter into these agreements. Please note that if you enter into these agreements prior to acceleration of effectiveness, you should file the actual agreements prior to effectiveness.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director